# SEVERANCE AGREEMENT AND GENERAL RELEASE

The following is an agreement between Kim Niederman (referred to as "Mr. Niederman" or "you"), and 8x8, Inc. (referred to as "8x8"), regarding Mr. Niederman's termination of employment with 8x8.

1.      Position End and Employment Termination. You were terminated from your position as President of 8x8, relieved of all duties effective October 18, 2013 ("Position End Date") and you have been on paid administrative leave since the Position End Date. In consideration for all of the promises made in this Severance Agreement and General Release ("Severance Agreement"), you shall continue to be employed with 8x8 until April 21, 2014 ("Termination Date"), when your employment will terminate. The time period between the Position End Date and the Termination Date shall be referred to as the "Employment Extension Period."

2.      Severance Offer. To assist you in transition and in consideration for the promises contained in this Severance Agreement, 8x8 agrees to provide you with Severance Pay in the total gross amount of $117,500.00, which is equivalent to six (6) months pay at your current base wage rate, less appropriate deductions for federal and state withholding and other applicable taxes and regular deductions. The severance shall be paid to you in three parts as follows:

   a.  You shall be on paid administrative leave from October 18 until November 8, 2013 at your regular, weekly gross base compensation rate of $4,519.23. Your Administrative Leave Payments shall be remitted pursuant to 8x8's regular payroll process and will not be contingent upon your signing this Severance Agreement.

   b.  The First Severance Payment shall be in the amount of $45,192.31 and shall be made within ten (10) business days after the Revocation Period referenced in Paragraph 13 below expires.

   c.  The Second Severance Payment shall be in the amount of $58,750.00 and shall be contingent upon: (1) your remaining employed with 8x8 throughout the Employment Extension Period and (2) your signing a Second Severance Agreement and General Release ("Second Agreement"), in the draft form attached hereto as Exhibit A, no earlier than April 21, 2014 and no later than May 9, 2014. If any portion of Exhibit A would be invalid due to a change in applicable law or due to a change in interpretation of applicable law that occurs prior to April 21, 2014, 8x8 shall revise the Second Agreement and provide you with the revised version, which shall substitute for Exhibit A. *You should not sign Exhibit A. Rather a final version of the Second Agreement for your signature shall be provided to you on April 21, 2014.* The Second Severance Payment shall be made within ten (10) business days after the Revocation Period referenced in the Second Agreement expires.

3.      Benefits During the Employment Extension Period.      During the Employment Extension Period:

    a.  Stock Options. As of October 18, 2013, you have outstanding options to purchase 450,000 shares of Common Stock of the Company under the 2006 Stock Plan, of which 282,811 shares are vested; options to purchase 125,000 shares of Common Stock under the 2012 Equity Incentive Plan, of which 33,853 shares are vested; and, stock rights representing the right to receive 37,500 shares of Common Stock under the 2006 Stock Plan, all of which are unvested. During the Employment Extension Period, you will continue to hold these options and stock rights subject to the terms of each Plan, stock option agreement and notice of grant of stock right to which they are currently subject. Subject to your continued employment through the Extended Employment Period, you will be entitled to vest an additional 56,250 option shares under the 2006 Stock Plan, 18,229 option shares under the 2012 Equity Incentive Plan, and all 37,500 shares of Common Stock subject to stock rights.  After the Termination Date, you will be entitled to exercise each stock option during the period provided for exercise after employment termination in the applicable stock option agreement.

    b.  Medical and Other Benefits. You will receive medical and other benefits under the same terms as during your employment prior to the Position End Date, including 401(k) and ESPP, other than PTO, which will cease to accrue as of the Position End Date. You acknowledge that you were paid for all accrued, but unused PTO on the Position End Date.

    c.  Bonus. You will be eligible for participation in the Management Incentive Bonus Plan for Fiscal Q3 2014 and Q4 2014, but shall cease to be eligible for any payments for any time period after Q4 2014 or for any other payments under the Plan, including but not limited the full year 2014 Management Incentive Plan payout.

    d.  Expenses.  Your reasonable, approved expenses incurred through the Termination Date will be paid out through the normal expense report process.

4.      Benefits & Insurances Cease.   Other than those items specified in Paragraphs 1-3 you will receive no other wages, benefits or other monies of any nature from 8x8 during or after the Employment Extension Period. Your health and other insurance benefits shall cease effective April 30, 2014.  However, after the Termination Date, you may have the right to extend your health insurance at your cost under the COBRA law beyond that paid for by 8x8.

5. <u>Duties and Obligations During the Employment Extension Period.</u>  During the Employment Extension Period:

a. You agree to be available to consult with 8x8 on matters that relate to your employment prior to the Position End date (including, but not limited to, answering questions, talking to a partner or party who may need reassurance, and/or operational and legal assistance) and on an special projects that may be assigned to you by the CEO or Board of Directors of 8x8.

b. You acknowledge that you remain bound by your fiduciary duties to 8x8, including the duty of loyalty, to the same extent as prior to the Position End Date.  You further agree that you are and shall remain bound by 8x8's Insider Trading Policy and represent that you are in compliance with it.

c. You shall be free to seek employment elsewhere, subject to honoring the obligations set forth in the  Confidential Information, Non-Disclosure and Invention Assignment Agreement ("NDA"), which you signed on February 7, 2011.

d. You agree to come to 8x8's premises only when specifically requested or invited by a current officer of the Company to complete any duties or obligations pursuant to this Severance Agreement.

e. You acknowledge that 8x8 may terminate your employment during the Employment Extension Period and withdraw the offer of the second severance payment and all remaining Employment Extension Period benefits set forth in this Severance Agreement based on: (1) your breach of any obligation set forth in this Severance Agreement or (2) your death.

6. <u>Confidential Information, Non-Disclosure and Invention Assignment Agreement</u>. During and after the Employment Extension Period, you will continue be bound to NDA, which shall remain in full force and effect, except that you shall have the right to retain any intellectual property that you develop after the Position End Date, unless you design such intellectual property as part of an assignment from 8x8.

7. <u>Release of Claims Against Company and Others</u>.  In consideration of receiving the promises set forth in this Severance Agreement, to the maximum extent permitted by applicable law, you agree not to sue or bring any claim against 8x8 for any reason whatsoever. Specifically, you, on behalf of yourself and your heirs, personal representatives, employees, successors, spouses, registered domestic partners, children, and assigns, hereby release and discharge 8x8, its respective current and former officers, directors, employees, agents, stockholders, subsidiaries, predecessors, related companies, parent companies, companies with common or related ownership, successors, assigns, insurers, ERISA plans, trustees and administrators of ERISA plans, attorneys, owners and affiliates from any and all claims, liens, demands or liabilities whatsoever, whether known or unknown or suspected to exist by you, which you ever had or may now have against 8x8, or any of them. This includes, without limitation, any claims, liens, demands, attorney's fees or liabilities in connection with your employment with 8x8 and the

**K.N.** _____

termination of that employment, pursuant to any federal, state, or local employment laws, regulations, executive orders, or other requirements. This release does not cover any rights or claims that may arise after the date on which it is signed.

8. <u>Examples of Laws Released</u>. The laws that you and your heirs, personal representatives, successors, spouses, registered domestic partners, children and assigns waive in Paragraph 7, above include, but are not limited to, contract law, common and statutory law regarding employee benefits, tort law, defamation law, wrongful discharge law, privacy rights, whistleblower protections, constitutional protections, wage and hour law, the California Fair Employment and Housing Act and any similar state law (which may include claims for age, race, color, ancestry, national origin, disability, medical condition, marital status, sexual orientation, gender, gender identity, religious creed, pregnancy, sex discrimination and harassment), the Federal Civil Rights Act of 1964 and 1991, as amended, the Age Discrimination in Employment Act ("ADEA"), the Older Workers' Benefit Protection Act, the Americans With Disabilities Act ("ADA"), the Employee Retirement Income and Security Act ("ERISA"), the Family and Medical Leave Act ("FMLA"), the California Family Rights Act ("CFRA"), the Fair Labor Standards Act ("FLSA"), the Equal Pay Act, the National Labor Relations Act ("NLRA"), wage and hour law, the Labor Management Relations Act ("LMRA"), any and all protections pursuant to any state's Labor Code (to the extent waivable), any and all claims relating to, or arising from, Employee's right to purchase, or actual purchase, of shares of stock of the Company or right to retain unvested shares of stock of the Company, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law; any claims arising under or from any benefit plan, retirement or pension plan, severance plan, or Company program of any kind, with the sole exclusion of any claims for unemployment insurance with the State of California, any claims against 8x8's workers' compensation insurance carrier and any claims that cannot be waived under applicable law. This release includes claims for disputed back pay, front pay, wages, commissions, overtime compensation, penalties, accrued paid time off and attorneys' fees, to the maximum extent available under applicable law. You acknowledge and agree that (except for the benefits set forth in Section 3 of this Severance Agreement) you have been fully paid all earned wages for work performed to date and that this waiver is for the purpose of resolving any disputed claim.

9. <u>Waiver of Unknown Claims</u>. In giving this general release, you specifically waive the provisions of section 1542 of the California Civil Code (and any similar provisions of other applicable law), which section reads as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or his favor at the time of executing the release, which if known by him or his, must have materially affected his or his settlement with the debtor.

**K.N.** _____

You therefore waive all unknown, unanticipated, unsuspected and undisclosed claims, liens, demands or liabilities, as well as those, which are known, anticipated, suspected or disclosed.

10.    <u>Return of Company Property</u>.  You agree, warrant and covenant that prior to signing this agreement you: (1) returned all 8x8 property of any kind (including, but not limited to, equipment, keys, credit cards, computers, telephones cellular/mobile phones and devices, files, documents, digital materials, etc.) in your possession, custody or control before signing this Agreement, (2) have not kept any copies (digital, paper or in any other form whatsoever) of any 8x8 property and (3) that you have not provided any such copies to any other person or entity.  If you need access to any 8x8 property to perform any obligations under this Severance Agreement, that access will be provided to you at and for the time period necessary for you to complete your obligations.

11.    <u>Certification of No Work-Related Injuries</u>.  You agree, warrant and covenant that you have not knowingly experienced or suffered any work-related occupational injuries or diseases (physical, mental or otherwise) arising out of or in the course of your employment with 8x8 and certify that you has not failed to report any work-related occupational injuries or diseases arising out of or in the course of your employment with 8x8.

12.    <u>Internal Revenue Code Section 409A</u>.  This Severance Agreement is intended to comply with the short-term deferral rule under Treasury Regulation Section 1.409A-1(b)(4) and be exempt from Code Section 409A, and shall be construed and interpreted in accordance with such intent, provided that, if any payment provided at any time hereunder involves non-qualified deferred compensation within the meaning of Code Section 409A, it is intended to comply with the applicable rules with regard thereto and shall be interpreted accordingly.  In no event may you designate, directly or indirectly, the calendar year of any payment to be made under this Severance Agreement that is considered non-qualified deferred compensation.  In the event the time period for considering any general release and it becoming effective as a condition of receiving a severance benefit shall overlap two calendar years, no amount of such severance shall be paid in the earlier calendar year.  8x8 does not guarantee that tax treatment of any payment or benefits made under this Severance Agreement, and you shall be responsible in any event for any taxes or penalties due under federal or state tax laws due to payments made hereunder.  If you are deemed to be a "specified employee" within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment that is considered non-qualified deferred compensation under Code Section 409A payable on account of a "separation from service" (as defined under Treasury Regulation § 1.409A-1(h)), such payment or benefit shall be made or provided at the date which is the earlier of (A) the date that is immediately following the expiration of the six (6)-month period measured from the date of such "separation from service," or (B) the date of your death (the "Delay Period"). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum (without interest), and any remaining payments and benefits due under this Severance Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

        **K.N.** _____

13.     Time to Consider and Right to Legal Advice.  You are being given this Severance Agreement on October 22, 2013.  You have twenty-one (21) days to consider this Agreement, i.e., until November 12, 2013.  8x8 encourages you to consult with an attorney before signing it.  In addition, you may revoke this Severance Agreement within seven (7) days after signing it.  Revocation must be made in writing, and sent by certified mail to:  Mary Ellen Genovese, 2125 O'Nel Drive, San Jose, California, 95131.  After the revocation period expires, all of the terms and commitments under this Severance Agreement are not revocable. You hereby acknowledge that you are knowingly and voluntarily waiving and releasing any rights you may have under the ADEA.

14.     Sole Agreement. It is expressly understood that there are no other agreements or understandings between you and 8x8 about or pertaining to the termination of your employment with 8x8, or 8x8's obligations to you with respect to such termination, or any other matter covered by this Severance Agreement, except for the NDA signed on February 7, 2011 and the Second Agreement.

15.     Non-Admission of Liability. This Severance Agreement shall not be construed to be an admission of any liability to you or to any other person.

16.     Construction. The invalidity or unenforceability of any particular provision of this Severance Agreement shall not affect the other provisions hereof, all of which shall remain enforceable in accordance with their terms. Should any of the obligations hereunder be found illegal or unenforceable as being too broad with respect to the duration, scope or subject matter thereof, such obligations shall be deemed and construed to be reduced to the maximum duration, scope or subject matter allowable by law.


Dated:_____        _____
                                     Kim Niederman


Dated:_____        _____
                                     On Behalf of 8x8

**EXHIBIT A**

**SECOND SEVERANCE AGREEMENT AND GENERAL RELEASE**

The following is an agreement between Kim Niederman (referred to as "Mr. Niederman" or "you"), and 8x8, Inc. (referred to as "8x8"), regarding Mr. Niederman's termination of employment with 8x8.

1.     Employment Termination. Your employment with 8x8 terminated effective April 21, 2014 ("Termination Date").  You acknowledge that on or prior to April 21, 2014, 8x8 paid you all monies owed for work performed on or prior to April 21, 2014, including but not limited to, any accrued but unused PTO.

2.     Severance Agreement and Offer. On _____, 2013 you signed the Severance Agreement and General Release ("Severance Agreement) between you and 8x8, which provided that you would be eligible for Severance Pay in the total gross amount of $117,500.00, less appropriate deductions for federal and state withholding and other applicable taxes and regular deductions, payable in two lump sums of gross $58,750.00. You acknowledge that 8x8 remitted the First Severance Payment you on _____.  The Second Severance Payment is/was contingent upon: (1) your complying with all of your duties and obligations under the Severance Agreement and (2) your signing a Second Severance Agreement and General Release ("Second Agreement").  This Agreement is the Second Agreement.  The Second Severance Payment shall be made with 10 business days after the Revocation Period in Paragraph 14 below expires.

3.     401k Plan.  Your rights and obligations under any applicable ERISA 401K plan and any other ERISA retirement plan(s) and any loans extended thereunder shall be in accordance with the written terms of the plan(s) and applicable law.

4.     Stock Options.  Your rights and obligations under any applicable stock option grants or plan(s) shall be in accordance with the written terms of the grants, plan(s) and applicable law.

5.     Benefits & Insurances Cease.  Other than those items specified in Paragraphs 1-4, you will receive no other wages, benefits or other monies of any nature from 8x8. Your health and other insurance benefits shall cease effective April 30, 2014. However, after the Termination Date, you may have the right to extend your health insurance at your cost under the COBRA law beyond that paid for by 8x8.

6.     Confidential Information, Non-Disclosure and Invention Assignment Agreement. After the Termination Date, you continue be bound to the Confidential Information, Non-Disclosure and Invention Assignment Agreement ("NDA"), which you signed on February 7, 2011, and which shall remain in full force and effect, except that you shall have the right to retain any intellectual property that you develop after the Termination Date.

7.      Release of Claims Against Company and Others.   In consideration of receiving the promises set forth in this Severance Agreement, to the maximum extent permitted by applicable law, you agree not to sue or bring any claim against 8x8 for any reason whatsoever. Specifically, you, on behalf of yourself and your heirs, personal representatives, employees, successors, spouses, registered domestic partners, children, and assigns, hereby release and discharge 8x8, its respective current and former officers, directors, employees, agents, stockholders, subsidiaries, predecessors, related companies, parent companies, companies with common or related ownership, successors, assigns, insurers, ERISA plans, trustees and administrators of ERISA plans, attorneys, owners and affiliates from any and all claims, liens, demands or liabilities whatsoever, whether known or unknown or suspected to exist by you, which you ever had or may now have against 8x8, or any of them. This includes, without limitation, any claims, liens, demands, attorney's fees or liabilities in connection with your employment with 8x8 and the termination of that employment, pursuant to any federal, state, or local employment laws, regulations, executive orders, or other requirements. This release does not cover any rights or claims that may arise after the date on which it is signed.

8.      Examples of Laws Released.   The laws that you and your heirs, personal representatives, successors, spouses, registered domestic partners, children and assigns waive in Paragraph 7, above include, but are not limited to, contract law, common and statutory law regarding employee benefits, tort law, defamation law, wrongful discharge law, privacy rights, whistleblower protections, constitutional protections, wage and hour law, the California Fair Employment and Housing Act and any similar state law (which may include claims for age, race, color, ancestry, national origin, disability, medical condition, marital status, sexual orientation, gender, gender identity, religious creed, pregnancy, sex discrimination and harassment), the Federal Civil Rights Act of 1964 and 1991, as amended, the Age Discrimination in Employment Act ("ADEA"), the Older Workers' Benefit Protection Act, the Americans With Disabilities Act ("ADA"), the Employee Retirement Income and Security Act ("ERISA"), the Family and Medical Leave Act ("FMLA"), the California Family Rights Act ("CFRA"), the Fair Labor Standards Act ("FLSA"), the Equal Pay Act, the National Labor Relations Act ("NLRA"), wage and hour law, the Labor Management Relations Act ("LMRA"), any and all protections pursuant to any state's Labor Code (to the extent waivable), with the sole exclusion of any claims for unemployment insurance with the State of California, any claims against 8x8's workers' compensation insurance carrier and any claims that cannot be waived under applicable law.  This release includes claims for disputed back pay, front pay, wages, commissions, overtime compensation, penalties, accrued paid time off and attorneys' fees, to the maximum extent available under applicable law.  You acknowledge and agree that you have been fully paid all earned compensation and any earned commissions and that this waiver is for the purpose of resolving any disputed claim.

9.      Waiver of Unknown Claims.  In giving this general release, you specifically waive the provisions of section 1542 of the California Civil Code (and any similar provisions of other applicable law), which section reads as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or his favor at the time of executing the release, which if known by him or his, must have materially affected his or his settlement with the debtor.

You therefore waive all unknown, unanticipated, unsuspected and undisclosed claims, liens, demands or liabilities, as well as those, which are known, anticipated, suspected or disclosed.

10.  Non-Disparagement. You agree, to the maximum extent permitted by applicable law, not to disparage 8x8, its employees, officers, shareholders, services, products, and/or board members or take any action which would be harmful to the business interests of 8x8, its employees, officers, shareholders, services, projects, and/or board members, including, but not limited to, making any statements to anyone which may damage the reputation of 8x8, its employees, officers, shareholders, services, projects, and/or board members.

11.  Return of Company Property. You agree, warrant and covenant that prior to signing this agreement you: (1) returned all 8x8 property of any kind (including, but not limited to, equipment, keys, credit cards, computers, telephones cellular/mobile phones and devices, files, documents, digital materials, etc.) in your possession, custody or control before signing this Agreement, (2) have not kept any copies (digital, paper or in any other form whatsoever) of any 8x8 property and (3) that you have not provided any such copies to any other person or entity.

12.  Certification of No Work-Related Injuries. You agrees, warrant and covenant that you have not knowingly experienced or suffered any work-related occupational injuries or diseases (physical, mental or otherwise) arising out of or in the course of your employment with 8x8 and certify that you has not failed to report any work-related occupational injuries or diseases arising out of or in the course of your employment with 8x8.

13.  Internal Revenue Code Section 409A. This Severance Agreement is intended to comply with the short-term deferral rule under Treasury Regulation Section 1.409A-1(b)(4) and be exempt from Code Section 409A, and shall be construed and interpreted in accordance with such intent, provided that, if any payment provided at any time hereunder involves non-qualified deferred compensation within the meaning of Code Section 409A, it is intended to comply with the applicable rules with regard thereto and shall be interpreted accordingly. In no event may you designate, directly or indirectly, the calendar year of any payment to be made under this Severance Agreement that is considered non-qualified deferred compensation. In the event the time period for considering any general release and it becoming effective as a condition of receiving a severance benefit shall overlap two calendar years, no amount of such severance shall be paid in the earlier calendar year. 8x8 does not guarantee that tax treatment of any payment or benefits made under this Severance Agreement, and you shall be responsible in any event for any taxes or penalties due under federal or state tax laws due to payments made hereunder. If you are deemed to be a "specified employee" within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment that is considered non-qualified deferred compensation under Code Section 409A payable on account of a "separation from service" (as defined under Treasury Regulation § 1.409A-1(h)), such payment or benefit shall be made or provided at the date which is the earlier

K.N. _____

of (A) the date that is immediately following the expiration of the six (6)-month period measured from the date of such "separation from service," or (B) the date of your death (the "Delay Period"). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum (without interest), and any remaining payments and benefits due under this Severance Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

14.     <u>Time to Consider and Right to Legal Advice</u>.  You are being given this Severance Agreement on April 21, 2014.  You have twenty-one (21) days to consider this Agreement, i.e., until May 9, 2014.  8x8 encourages you to consult with an attorney before signing it.  In addition, you may revoke this Severance Agreement within seven (7) days after signing it.  Revocation must be made in writing, and sent by certified mail to:  Mary Ellen Genovese, 2125 O'Nel Drive, San Jose, California, 95131.  After the revocation period expires, all of the terms and commitments under this Severance Agreement are not revocable. You hereby acknowledge that you are knowingly and voluntarily waiving and releasing any rights you may have under the ADEA.

15.     <u>Sole Agreement.</u> It is expressly understood that there are no other agreements or understandings between you and 8x8 about or pertaining to the termination of your employment with 8x8, or 8x8's obligations to you with respect to such termination, or any other matter covered by this Second Agreement, except for the NDA signed on February 7, 2011 and the Severance Agreement.

16.     <u>Non-Admission of Liability.</u> This Severance Agreement shall not be construed to be an admission of any liability to you or to any other person.

17.     <u>Construction.</u> The invalidity or unenforceability of any particular provision of this Severance Agreement shall not affect the other provisions hereof, all of which shall remain enforceable in accordance with their terms. Should any of the obligations hereunder be found illegal or unenforceable as being too broad with respect to the duration, scope or subject matter thereof, such obligations shall be deemed and construed to be reduced to the maximum duration, scope or subject matter allowable by law.


Dated:_____        _____
                                 Kim Niederman


Dated:_____        _____
                                 On Behalf of 8x8